Exhibit 99.3

6.1 Re - Election of David Allemann 6.3 Re - Election of Olivier Bernhard 6.5 Re - Election of Dennis Durkin 6.7 Re - Election of Alex Pérez 6.2 Re - Election of Amy Banse 6.4 Re - Election of Caspar Coppetti 6.6 Re - Election of Laura Miele 1 U P X For Against Abstain For Against Abstain Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 1 – 13. A 044VFE 3. Approval of the Report on Non - Financial Matters 2024 8.1 Re - Election of David Allemann as Co - Chairman of the Board of Directors 7. Election of Helena Helmersson as new Member of the Board of Directors If you wish to vote in favour of Agenda Items 1 - 13 as recommended by the Board of Directors, you need only to mark this box: In all other cases, please mark the following Agenda Items individually: For Against Abstain For Against Abstain For Against Abstain 4. Discharge of the Members of the Board of Directors and of the Executive Officers 1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2024 2. Appropriation of 2024 Financial Results 8.2 Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors 8. Re - Elections of the Co - Chairmen of the Board of Directors 6. Re - Elections of the Members of the Board of Directors For Against Abstain 5. Re - Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors 9.2 Election of Helena Helmersson 10. Re - Election of the Independent Proxy Representative 9.3 Election of Alex Pérez 11. Re - Election of Statutory Auditors Continued on the reverse side 9.1 Election of Amy Banse 9. Elections of the Members of the Nomination and Compensation Committee For Against Abstain Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q MMMMMMMMMMMM MMM MMM MMM 2025 Annual General Meeting Proxy Card Class A Shares 1234 5678 9012 345 6 5 0 0 7 1 If no electronic voting, delete QR code and control # 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM Online Go to www.investorvote.com/ONON or scan the QR code — login details are located in the shaded bar below. Your vote matters – here’s how to vote! You may vote online instead of mailing this card. Votes submitted electronically and proxy cards must be received by May 19, 2025, at 4:59 p.m. EDT / May 19, 2025, at 10:59 p.m. CEST Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/ONON

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/ONON Notice of 2025 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — May 22, 2025 Anwaltskanzlei Keller AG, a law firm in Zurich, Switzerland, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of On Holding AG to be held on May 22 , 2025 , or at any postponement or adjournment thereof . Shares represented by this proxy will be voted by the Independent Proxy Representative . If no such directions are indicated, the Independent Proxy Representative will vote FOR the election of the nominated candidates for the Board of Directors, the Nomination and Compensation Committee and FOR all items 1 – 13 , and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item . (Items to be voted appear on reverse side and below) Proxy — On Holding AG Non - Voting Items C q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Change of Address — Please print new address below. Comments — Please print your comments below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title and provide proof of the power of representation. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B 12 . 2 Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2026 12. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Officers If a new proposal is made under a new or existing agenda item, I instruct the Independent Proxy Representative to: In case this proxy card is returned signed by the shareholder, but not filled out, the Independent Proxy Representative is instructed to vote in accordance with the recommendations of the Board of Directors. vote in accordance with the recommendation of the Board of Directors vote against the proposal a b s t ain For Against Abstain 12.3 Approval of the Maximum Aggregate Compensation for the Executive Officers for the Financial Year 2026 13. Conversion of Class B Shares to Class A Shares / Amendment of Article 3, Article 3b and Article 3c of the Articles of Association 12.1 Consultative Vote on the 2024 Compensation Report